Delisting Determination, The Nasdaq Stock Market, LLC, April 12, 2023, Sio Gene Therapies Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Sio Gene Therapies Inc., effective at the opening of the trading session on April 24, 2023. Based on review of information provided by the Company, Exchange Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).
The Company was notified of the Staff determination on March 14, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company shares were suspended on March 23, 2023. The Staff determination to delist the Company securities became final on March 23, 2023.